

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES A JOINT VENTURE

(Santiago, Chile, January 12, 2004) – CCU announces a 50% joint venture between its subsidiary Embotelladoras Chilenas Unidas S.A. ("ECUSA") and Empresas Lucchetti S.A., a food company controlled by Quiñenco S.A., to enter the sweet snacks business. This joint venture acquired last Friday the assets of Calaf, a traditional candy and confectionery company with more than a century of history.

This new venture will allow the Company to explore the industry of ready-to-eat products, similar to the size of the businesses in which ECUSA participates today. Calaf products are being sold jointly with ECUSA's soft drinks, reaching more than 90,000 clients. The entrance to the industry of ready-to-eat products offers an interesting growth potential for ECUSA.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.